UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Energy Focus, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

29268T300
(CUSIP Number)

Jiangang Luo 18 Michelle Way Pine Brook, NJ 07058 (973) 287-7177
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Cleantech Global Ltd. (formerly Prime Science & Technology, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
7	SOLE VOTING POWER

NUMBER OF	519,565
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	519,565
WITH:	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

519,565
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.49%
14	TYPE OF REPORTING PERSON (see instructions)

CO

1	NAME OF REPORTING PERSON

Jiangang Luo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
7	SOLE VOTING POWER

NUMBER OF	522,067
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	522,067
WITH:	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

522,067
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.51%
14	TYPE OF REPORTING PERSON (see instructions)

IN

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D amends the statement on Schedule 13D filed on April 24, 2014, as amended by Amendment No. 1 to Schedule 13D filed on October 14, 2014 (the “Original 13D” and, as amended, the “13D”), by Mr. Luo and Cleantech Global Limited (formerly Prime Science and Technology Inc.) and amends the Items of the13D set forth below with respect to the Common Stock, $0.0001 par value per share (“Common Stock”), of Energy Focus, Inc. (the “Company”). This Amendment is being filed to report a change in Mr. Luo’s and Cleantech’s ownership percentage as a result of a sale of shares by Cleantech as part of, and the resulting change in the number of the outstanding shares following, the Company’s and certain of its stockholders’ public offering of Common Stock in September 2015 (the “Equity Offering”).

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 of the 13D is amended to add the following:

Mr. Luo was elected to the Board of Directors of the Company on July 22, 2015 and on September 17, 2015 received 2,500 restricted stock units, which vest on June 1, 2016, as part of his compensation for the one-year director term.

Item 4. Purpose of Transaction.

Item 4 of the 13D is amended to add the following:

Mr. Luo received the restricted stock unit award described under Item 3 above as compensation for his service as a director of the Company.

On September 16, 2015, Cleantech sold 519,565 shares in the Equity Offering at a price of $17.00 per share less underwriting discounts.

Item 5. Interest in Securities of the Issuer.

(a)
As of the date hereof, Mr. Luo beneficially owns 2,502 and Mr. Luo and Cleantech beneficially own 519,565 shares of Common Stock. Each of Mr. Luo’s and Cleantech’s beneficial ownership represents 4.51% and 4.49%, respectively, of the outstanding shares of Common Stock, based on information set forth in the Company’s Prospectus Supplement filed on September 14, 2015 (which reported that there were 11,575,227 shares outstanding as of September 11, 2015 following the Equity Offering). Mr. Luo is the Managing Partner of Cleantech and thus is deemed to have beneficial ownership of Cleantech’s shares of Common Stock.

(b)	Each of Mr. Luo and Cleantech has sole voting and dispositive power over the shares of Common Stock reported as beneficially by him or it in response to Item 5(a) above.

(c)	Mr. Luo received the restricted stock unit award described under Item 3 above as compensation for his service as a director of the Company.

On September 16, 2015, Cleantech sold 519,565 shares in the Equity Offering at a price of $17.00 per share less underwriting discounts.

(d)	Inapplicable.

(e)	As a result of the sale by Cleantech and the shares issued in the Offering, Mr. Luo and Cleantech ceased to beneficially own 5% or more of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the 13D is amended to add the following:

Cleantech entered into an underwriting agreement with the Company and the underwriters named therein with respect to the Equity Offering. In addition, Mr. Luo and Cleantech each entered into a lock-up agreement with the underwriters pursuant to which each agreed not to sell shares during the 90 days following the date of the Equity Offering.

Item 7. Material to be Filed as Exhibits

Power of Attorney signed by Jiangang Luo.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date:	September 30, 2015

		By:	/s/ Eric Hilliard
		Name:	Eric Hilliard, Attorney-in-Fact for Jiangang Luo

CLEANTECH GLOBAL LTD.

		By:	/s/ Eric Hilliard
		Name:	Eric Hilliard, Attorney-in-Fact for Jiangang Luo, Managing Partner